# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ares Core Infrastructure Fund, CIK 0002031750
CUSIP: 04021D108
Title of class of securities: Common Shares of Beneficial Interest, Par Value $0.01 Per Share
Address of issuer's principal executive offices: 245 Park Avenue, 44th Floor, New York, New York (NY), 10067
Date of event which requires filing of this statement: 02/19/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002059104

## Reporting persons
- Nonghyup Bank acting as trustee of Truston Core Infra Qualified Investment Type Private Investment Trust II: type of reporting person: other (OO); citizenship or place of organization: Korea Republic Of (M5); sole voting power 3,990,024.93; shared voting power 0; sole dispositive power 3,990,024.93; shared dispositive power 0; aggregate amount beneficially owned 3,990,024.93 (18.7% of the class)

## Item 1. Issuer
Name of issuer: Ares Core Infrastructure Fund
Address of issuer's principal executive offices: 245 Park Avenue, 44th Floor New York, NY, 10067

## Item 2. Person Filing
Name of person filing: Nonghyup Bank acting as trustee of Truston Core Infra Qualified Investment Type Private Investment Trust II
Address of principal business office or, if none, residence: 120, Tongil-ro, Jung-Gu, Seoul, 04517, Republic of Korea
Citizenship: Republic of Korea

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
3,990,024.938

On February 3, 2025, Ares Core Infrastructure Fund (the "Fund") sold Common Shares at a purchase price equal to the Fund's net asset value ("NAV") per Common Share as of January 31, 2025. The number of Common Shares to be issued was finalized on February 19, 2025. This transaction was described in the Current Reports on Form 8-K filed by the Fund on February 7 and 19, 2025. Following the consummation of this transaction, the Reporting Person beneficially owned 3,990,024.938 Common Shares.

The Common Shares reported hereby are held directly by the Reporting Person. The Reporting Person is the trustee for Truston Core Infra Qualified Investment Type Private Investment Trust II, which is not a legal entity under South Korean law. The Trustee possesses the power to execute the activities of Truston Core Infra Qualified Investment Type Private Investment Trust II in respect of the Common Shares.

The Common Shares reported hereby represent approximately 18.7% of the Issuer's outstanding Common Shares based on 21,360,329 Common Shares outstanding as of February 19, 2025, as disclosed in the Fund's Current Report on Form 8-K filed on February 19, 2025.
Percent of class: 18.7
Sole power to vote or to direct the vote: 3,990,024.938
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,990,024.938
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Nonghyup Bank acting as trustee of Truston Core Infra Qualified Investment Type Private Investment Trust II: /s/ Kim Min Ae, Kim Min Ae, Senior Manager (02/26/2025)